Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333- ) pertaining to the registration of 1,037,064 shares of common stock of Hudson Pacific Properties, Inc. issuable under the Amended and Restated Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan of our reports dated February 27, 2026, with respect to the consolidated financial statements of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P., and the effectiveness of internal control over financial reporting of Hudson Pacific Properties, Inc. included in the Annual Report (Form 10-K) of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

March 27, 2026